Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

Offshore Logistics, Inc.:

We consent to the use of our report dated May 23, 2003, with respect to the consolidated balance sheets of Offshore Logistics, Inc. as of March 31, 2003, and the related consolidated statements of income, stockholders’ investment, cash flows for the year then ended, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to revisions to the 2002 and 2001 consolidated financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of April 1, 2002. However, we were not engaged to audit, review, or apply any procedures to the 2002 and 2001 consolidated financial statements other than with respect to such disclosures.

/s/ KPMG LLP

New Orleans, Louisiana

May 13, 2004